===============================================================================



                                    FORM 11-K


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                   For the fiscal year ended December 31, 2001

                         Commission File Number: 1-5318


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                           THE KENNAMETAL THRIFT PLAN


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                 Kennametal Inc.
                               1600 Technology Way
                                  P.O. Box 231
                           Latrobe, Pennsylvania 15650



===============================================================================

                           THE KENNAMETAL THRIFT PLAN
                          INDEX TO FINANCIAL STATEMENTS


                                                                         Page

Report of Independent Accountants......................................    2

Financial Statements:

     Statements of Net Assets Available for Benefits
     December 31, 2001 and 2000........................................    3

     Statements of Changes in Net Assets Available for Benefits
     Year ended December 31, 2001......................................    4


     Notes to Financial Statements.....................................    5

Supplemental Schedule:

     Schedule H, Line 4i - Schedule of Assets (Held at End of Year)....   10

Report of Former Independent Accountants...............................   11

Signatures.............................................................   12

Exhibit 23 - Consent of Independent Accountants........................   13

                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Participants and Administrator of The Kennametal Thrift Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of The Kennametal Thrift Plan (the "Plan") at December 31, 2001, and the changes in net assets available for benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion. The financial statements of the Plan as of December 31, 2000, and for the year then ended were audited by other independent accountants, whose report dated June 29, 2001, expressed an unqualified opinion on those financial statements.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ PricewaterhouseCoopers LLP
----------------------------------
PricewaterhouseCoopers LLP


Pittsburgh, Pennsylvania
June 28, 2002

                           THE KENNAMETAL THRIFT PLAN
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                           DECEMBER 31, 2001 AND 2000


                                                             December 31,          December 31,
                                                                 2001                  2000
                                                                 ----                  ----
ASSETS
     Receivables:
       Participant contributions                             $    204,826          $    224,638
       Employer contributions                                      79,613                87,084
                                                             ------------          ------------
     Total Receivables                                            284,439               311,722
                                                             ------------          ------------

     Investments:
       Mutual funds                                           136,609,025           171,336,508
       Common/collective trusts - Fixed income fund            68,080,085            58,044,892
       Kennametal Inc. common stock fund                       28,166,405            22,624,057
       Participant loans                                        5,414,549             5,583,346
                                                             ------------          ------------
     Total Investments                                        238,270,064           257,588,803
                                                             ------------          ------------

NET ASSETS AVAILABLE FOR BENEFITS                            $238,554,503          $257,900,525
                                                             ============          ============




The accompanying notes are an integral part of these statements.

                           THE KENNAMETAL THRIFT PLAN
           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                          YEAR ENDED DECEMBER 31, 2001


                                                   Kennametal Inc.              All
                                                       Common                  Other
                                                     Stock Fund                Funds                   Total
                                                     ----------                -----                   -----
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
     Participant contributions                     $     933,053           $  13,194,156           $  14,127,209
     Employer contributions                            5,320,825                    --                 5,320,825
     Dividends and interest                              674,632               8,170,664               8,845,296
     Net appreciation of investments                   8,304,209                    --                 8,304,209
                                                   -------------           -------------           -------------
        Total additions                               15,232,719              21,364,820              36,597,539
                                                   -------------           -------------           -------------

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
     Benefits paid to retirees                        (1,065,889)            (14,587,934)            (15,653,823)
     Loan distributions                                     --                  (260,180)               (260,180)
     Employee withdrawals                               (226,349)             (1,663,325)             (1,889,674)
     Administrative fees                                    --                   (93,684)                (93,684)
     Net depreciation of investments                        --               (37,556,289)            (37,556,289)
     Forfeitures                                        (163,558)               (326,353)               (489,911)
                                                   -------------           -------------           -------------
        Total deductions                              (1,455,796)            (54,487,765             (55,943,561)
                                                   -------------           -------------           -------------

NET TRANSFERS BETWEEN FUNDS                           (8,242,047)              8,242,047                    --

NET INCREASE (DECREASE)                                5,534,876             (24,880,898)            (19,346,022)

NET ASSETS AVAILABLE FOR BENEFITS:
   Beginning of year                                  22,624,057             235,276,468             257,900,525
                                                   -------------           -------------           -------------
   End of year                                     $  28,158,933           $ 210,395,570           $ 238,554,503
                                                   =============           =============           =============


The accompanying notes are an integral part of these statements.

                           THE KENNAMETAL THRIFT PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 2001 AND 2000

1.       DESCRIPTION OF PLAN

The following general description of the Kennametal Thrift Plan, as amended (the
Plan), is provided for general information purposes only. Participants should refer to the Plan document for complete information.

The Plan is a defined contribution employee benefit plan, established to encourage investment and savings for certain salaried and hourly employees of Kennametal Inc. and certain subsidiaries and to provide a method to supplement their retirement income benefits. The Plan provides these employees the opportunity to defer a portion of their annual compensation for federal income tax purposes in accordance with Section 401(k) of the Internal Revenue Code, as amended (the Code). The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Kennametal Inc. is the Plan sponsor.

During Kennametal Inc.'s fiscal years ended June 30, 1998 and 1997, Kennametal Inc., through a majority-owned subsidiary, acquired six companies, each sponsoring a defined contribution employee benefit plan. During 2000, the assets of several of these plans were merged into the Plan.

In 2000, the assets of certain participant accounts in a defined contribution plan of a wholly-owned subsidiary of Kennametal Inc. were merged into the Plan.

ADMINISTRATION OF THE PLAN - Putnam Fiduciary Trust Company serves as the Trustee of the Plan. Putnam Investments functions as the recordkeeper for the Plan.

ELIGIBILITY - All eligible employees are entitled to become active participants of the Plan on the first day of the first payroll period subsequent to their employment date. Under present federal income tax law, employer contributions and all earnings of the Plan do not constitute taxable income to the participants until withdrawn from the Plan by the participants.

VESTING - Employee contributions are fully vested. Employer matching contributions are fully vested after the third anniversary of the participant's employment date. Forfeitures of employer contributions of $303,072 were utilized to reduce the employer contributions in 2001.

PARTICIPANT ACCOUNTS - A separate account is maintained for each participant in the Plan, reflecting contributions, investments, investment gains and losses, distributions, loans, withdrawals and transfers.

CONTRIBUTIONS - The Plan allows participants to elect a contribution rate (either before-tax, after-tax, or a combination of both) of 2% to 12% of the employee's wages, which include base salary, overtime, shift differential pay and incentive compensation. The participants can elect to have their contributions invested in the different investment funds available under the Plan. Employer contributions equal 50% of the participant contribution up to a maximum of 3% of the employee's wages. Employer contributions are made concurrently with participant contributions and solely in Kennametal Inc. common stock. Effective January 1, 2002, employer contributions were temporarily suspended until general economic conditions improve.

DISTRIBUTIONS - Distributions to participants due to disability, retirement, or death are payable in either a lump sum, periodic payments for a period not to exceed ten (10) years, or through the purchase of an annuity at the participant's election.

PARTICIPANT LOANS - A participant may borrow up to the lesser of $50,000 or 50% of his or her vested account balance, with a minimum loan amount of $1,000. Loans are repayable through payroll deductions over a period not to exceed five years. If the proceeds are used to acquire a participant's principal residence, the repayment period shall be no more than 15 years. The interest rate is determined by the plan administrator based on existing market conditions and is fixed over the life of the loan. At December 31, 2001, interest rates on participant loans ranged from 6% to 10.5%, with maturity dates ranging from February 2001 to October 2028.

INVESTMENTS - A participant may direct contributions to any of the following investment options:

PRIMCO Stable Value Fund - Investments of this fixed income fund consist of traditional investment contracts issued by insurance companies, banks and other financial institutions (or corporations), asset-backed investment contracts, synthetic investment contracts and short-term investments.

Putnam Voyager Fund - This fund seeks aggressive capital appreciation by investing in a combination of stocks of small companies expected to grow over time as well as in stocks of larger, more established corporations.

Putnam Asset Allocation: Balanced Portfolio - For investors who want an investment with moderate risk and the potential for moderate growth, this fund seeks a balance between the relative stability of bonds and the fluctuation of stocks, in efforts to reduce overall risk.

The Putnam Fund for Growth & Income - This fund seeks growth and income by investing in attractively priced stocks of companies that offer long-term growth potential while also providing income.

Putnam New Opportunities Fund - This fund seeks long-term capital appreciation by investing primarily in common stocks of companies within certain emerging industry groups that Putnam Management believes offer above-average potential for growth.

Putnam Asset Allocation: Growth Portfolio - For more aggressive investors who will accept more risk in exchange for a higher growth potential, this fund seeks diversification among different types of stocks, with some investments in bonds and money market funds.

Putnam Asset Allocation: Conservative Portfolio - For investors who are willing to assume a reduced potential for growth in exchange for less risk, this fund seeks to reduce overall risk through substantial investments in investment-grade bonds, with some investments in stocks to help stay ahead of inflation.

Putnam International Growth Fund - This fund seeks capital appreciation by investing in a diversified portfolio of companies located outside the United States.

Kennametal Inc. Common Stock Fund - This fund consists entirely of Kennametal Inc. common stock, for investors who want to participate in the growth of Kennametal Inc. as part owners of Kennametal Inc.

MAS Small Cap Value Fund - This fund seeks above average total return over a three- to five-year period by investing primarily in common stocks and other equity securities similar to companies included in the Russell 2000 Index. The fund focuses on stocks that are undervalued based on the advisor's own measures of value.

Vanguard 500 Index Fund - This fund seeks to provide long-term growth of capital and income from dividends by holding all the 500 stocks that make up the Standard & Poor's 500 Composite Stock Price Index in proportion to their weightings in the index.

2.       ACCOUNTING POLICIES

BASIS OF ACCOUNTING - The financial statements of the Plan are maintained on the accrual basis of accounting.

NEW ACCOUNTING PRONOUNCEMENTS - In June 1998, the Financial Accounting Standards Board (FASB) issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS No. 133), as amended. SFAS No. 133 requires that an entity recognize all derivatives and measure those instruments at fair value.

The Plan was required to adopt SFAS No. 133 effective January 1, 2001. Management initially was unable to determine the impact of SFAS No. 133 on the Plan financial statements as a result of the inconsistency in accounting literature between SFAS No. 133, requiring derivatives to be measured at fair value, and the AICPA Audit and Accounting Guide on "Audits of Employee Benefit Plans" and Statement of Position 94-4, "Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined-Contribution Pension Plans," (SOP 94-4) requiring benefit-responsive investment contracts (including synthetic GICs) to be measured at contract value.

In October 2001, the Derivatives Implementation Group (DIG) of the FASB tentatively released Implementation Issue C19 (DIG C19), which provides that fully benefit-responsive investment contracts accounted for under either paragraph 4 or 5 of SOP 94-4 are not subject to SFAS No. 133. The tentative guidance included in DIG C19 has been incorporated into an exposure draft of the Amendment of SFAS No. 133. Although this amendment project has yet to be finalized, management believes that it provides the most relevant accounting guidance for fully benefit-responsive investment contracts. Accordingly, the Plan has measured all fully benefit responsive investment contracts at contract value at December 31, 2001 and 2000. The SFAS No. 133 amendment project is expected to be finalized during 2002. The Plan holds no other material derivative financial instruments at December 31, 2001 or 2000.


INVESTMENTS - Investment transactions are recorded on a trade date basis. Investments in mutual funds, common stock and other short-term investments are stated at fair value as measured by readily available market prices. Participant loans are valued at cost, which approximates fair value. Benefit-responsive investment contracts are valued at contract value in accordance with the provisions of AICPA Statement of Position (SOP) 94-4, "Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined-Contribution Pension Plans". PRIMCO Capital Management, Inc. certified that all the investment contracts held in the Fixed Income Fund are fully benefit-responsive. The difference between the contract value and the fair value of all investment contracts was $2,419,694 and $850,450 at December 31, 2001 and 2000,
respectively. The crediting interest rates on the contracts ranged from 3.94% to 7.12% at December 31, 2001 and from 4.85% to 7.47% at December 31, 2000.

PAYMENT OF BENEFITS - Benefit payments are recorded as distributed.

INVESTMENT INCOME - Interest and dividend income are recorded in the period earned.

PLAN EXPENSES - Investment management fees for the PRIMCO Stable Value Fund, other administrative fees and expenses of the Plan are paid from assets and income of the Plan. Other fund management fees are included as a reduction in the income of the fund.

REALIZED/UNREALIZED GAINS AND LOSSES - Net appreciation (depreciation) of investments is comprised of the change in market value compared to the cost of investments retained in the Plan and realized gains or losses on security transactions represent the difference between proceeds received and average cost.

USE OF ESTIMATES IN PREPARATION OF FINANCIAL STATEMENTS - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator and sponsor to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from these estimates.

3.       INVESTMENTS EXCEEDING FIVE PERCENT OF NET ASSETS

The fair market values of individual investments that represent five percent or more of the Plan's total net assets as of December 31, 2001 and 2000 were as follows:

                                                            2001                  2000
                                                            ----                  ----
Common/Collective Trusts - Fixed income fund            $68,080,085            $58,044,892
Putnam Mutual Funds -
     Voyager                                             56,361,721             79,041,699
     New Opportunities                                   25,039,094             34,703,124
     Growth & Income                                     16,772,450             16,411,185
     Asset Allocation - Balanced Portfolio               13,464,532             14,434,751
Kennametal Inc. common stock                             28,166,405             22,624,057

4.       TAX STATUS

The Internal Revenue Service has determined and informed the Plan sponsor by a letter dated April 23, 1996, that the Plan and related trust are designed in accordance with applicable sections of the Code. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

5.       PLAN TERMINATION

Although it has not expressed any intent to do so, Kennametal Inc. has the right to amend, suspend or terminate the Plan at any time, subject to the provisions of ERISA. In the event of Plan termination, the accounts of all participants will become fully vested and non-forfeitable.

6.       RELATED PARTY TRANSACTIONS

Certain investments of the Plan are mutual funds managed by Putnam. The trustee of the Plan is also Putnam and, therefore, these transactions qualify as party-in-interest transactions.

                           THE KENNAMETAL THRIFT PLAN
                                PLAN NUMBER: 002
                                 KENNAMETAL INC.
                                 EIN: 25-0900168
                    SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                               SCHEDULE H, LINE 4I
                                DECEMBER 31, 2001

   Identity                                                                                            Current
   of Issue                 Description of Investment                                                   Value
-----------------------------------------------------------------------------------------------------------------
                    Mutual Funds

*Putnam             Putnam Voyager Fund                                                             $  56,361,721
*Putnam             Putnam New Opportunities Fund                                                      25,039,094
*Putnam             The Putnam Fund for Growth & Income                                                16,772,450
*Putnam             Putnam Asset Allocation: Balanced Portfolio                                        13,464,532
*Putnam             Putnam International Growth Fund                                                    9,450,200
*Putnam             Putnam Asset Allocation: Growth Portfolio                                           5,541,197
*Putnam             Putnam Asset Allocation: Conservative Portfolio                                     4,146,785
 Vanguard           Vanguard 500 Index Fund                                                             3,560,495
 Morgan Stanley     MAS Small Cap Value Fund                                                            2,272,551
                                                                                                    -------------

                    Total Mutual Funds                                                                136,609,025
                                                                                                    -------------

                    Collective/Common Trusts

  Invesco           PRIMCO Stable Value Fund (A)                                                       68,080,085
                                                                                                     ------------

                    Kennametal Inc. Common Stock

*Kennametal         Kennametal Inc. Common Stock Fund                                                  28,166,405
                                                                                                    -------------

                    Loans to Participants

*Participants       Loans to Participants, Maturities: From February 2001 to October 2028
                      Interest rates: 6% to 10.5%                                                       5,414,549
                                                                                                    -------------

                    Total Investments                                                               $ 238,270,064
                                                                                                    =============

*    Party-in-interest.

(A) Fair value of fund is $70,499,779.

The following report is a copy of a previously issued report by Arthur Andersen LLP and it has not been reissued by Arthur Andersen LLP. Arthur Andersen LLP has not consented to its inclusion; therefore, an investor's ability to recover any potential damages may be limited.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of Kennametal Inc.
and to the Kennametal Inc. ERISA Compliance Committee:

We have audited the accompanying statements of net assets available for plan benefits of The Kennametal Thrift Plan (the Plan) as of December 31, 2000 and 1999, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements and the schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for plan benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Arthur Andersen LLP
------------------------------
Arthur Andersen LLP

Pittsburgh, Pennsylvania
June 29, 2001

                                   SIGNATURES

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator of the Kennametal Thrift Plan has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized, in Unity Township, Westmoreland County, Commonwealth of Pennsylvania.

                                            THE KENNAMETAL THRIFT PLAN


        Date:  June 28, 2002                By:  /s/ AMY DOVERSPIKE
                                                 ---------------------
                                                 Amy Doverspike
                                                 Plan Administrator